LLC OPERATING AGREEMENT

This LLC Operating Agreement ("Agreement") is entered into on July 8, 2024.

The members in this Agreement are as follows:

Member Name: Albartross Design LTD

Address: 56-60 Paul Street, London, UK, EC2A 4NE

The address of the registered office of the Company in the State of Delaware shall be United States Corporation Agents, Inc., 131 Continental Drive, Suite 305, Newark, DE 19713, New Castle County, and the registered agent for service of process on the Company in the State of Delaware at such registered office shall be United States Corporation Agents, Inc.

The above entity, or any subsequent entity or individual admitted to the Company pursuant to Section 6 or Section 7 of this Agreement is referred to herein individually as "Member" and together as "Members".

Recitals

The company will be known as Albartross Holdings, LLC ("Company") with a formation date of July 8, 2024.

The Company's primary place of business will be Florida.

The Company will be governed under the laws of the state of Delaware

The Company's primary purpose is to carry on any lawful business permitted to be carried on by limited liability companies under the Delaware Limited Liability Company Act, 6 Del. L. § 18-101, et seq., as it may be amended from time to time, and any successor thereto and to exercise all rights and powers granted to the Company under this Agreement or any other agreements contemplated hereby, as the same may be amended from time to time.

Agreement

NOW, THEREFORE, in consideration of the respective covenants and agreements contained in this Agreement, Members agree as follows:

1. **INTEREST AND AUTHORITY**

    (a)   The Members' ownership interest in the Company will be as follows:

    Albartross Design Ltd -100%

    (b)   All Members will be able to vote in accordance with his, her or its pro rata ownership interest in the Company. No Member is authorized to act on his, her or its own in obtaining contracts, financial, or other obligations on the Company. Except as set forth herein, decisions will be based on a majority of equal votes of the Members.

2. CAPITAL CONTRIBUTIONS

(a)   Members shall make a capital contribution in such amounts as listed below. The Members may take distributions of the capital from time to time in accordance with the limitations imposed by this Agreement.

Albartross Design Ltd's capital contribution of $1.00.

3. PROFIT AND LOSSES

(a)   The Members will share the net profits and net loss according to the following percentages:

Albartross Design Ltd - 100%

(b)   The profits will be accounted by the Company and distributed on a quarterly basis, pro rata in accordance with the percentages set forth in Section 3(a), on the 15th of the following month after the expenses of the Company have been paid. A majority of the Members may vote to not take a distribution and allow the profits to remain in the Company. Notwithstanding anything in this Section 3(b) to the contrary, all profits and losses will be distributed upon the end of the calendar year for tax purposes.

4. MEMBER ROLES

(a)   Members shall devote their best efforts and energy working to achieve the business objectives and financial goals of this Company.

(b)   Members shall not be paid as members of the Company for performing any duties associated with such membership. Members may be paid for any services rendered in any other capacity for the Company, whether as officers, employees, independent contractors or otherwise.

5. ACCOUNTING

(a)   All accounts related to the Company including the contributions and distributions accounts will be audited on a quarterly basis or upon a majority vote of the Members.

(b)   All Members agree to maintain a joint account related to the Company. The Company will keep accurate and complete books of account for all accounts related to the Company. Any Member, whether majority or minority, will be allowed to review all books of account at any time they request. Such request should be honored within 10 business days.

(c)   Each Member will be responsible for his, her or its own taxes owed from his, her or its interest in the Company.

(d)   Accounting records will be kept on an accrual basis.

(e)   The fiscal year will be complete on the last day of December of each year. The Company shall prepare all federal, state, and local income tax and information returns for the Company and shall cause such tax and information returns to be timely filed. All Members will receive all necessary tax documents by February 15 or the following year.

(f)   The following authorized individuals or Members will be able to sign checks from any Company account: Ross Hocknell.

6.   NEW MEMBERS

The Company will amend this Agreement to include new members upon the written and unanimous vote of all Members.

7.   WITHDRAWAL, DEATH, OR DISABILITY

(a)   The Members hereby reserve the right to withdraw from the Company at any time. Should a Member withdraw from the Company because of choice, death, permanent disability, expulsion, bankruptcy or dissolution (a "Transferring Member"), the remaining Members will have the option to purchase his, her or its pro rata portion of the remaining membership interests of the Company (the "Transferred Interests").

(b)   The Members shall have 30 business days from the FMV Determination Date (the "Exercise Period") to decide if he, she or it wants to purchase such Transferred Interests by delivering written notice thereof to Ross Hocknell,   prior to the expiration of the Exercise Period. As used herein, "FMV Determination Date" means the date upon which the majority of the Members agree with an outside organization's valuation of the fair market value of such Transferred Interests, and only upon such agreement shall the determination of the fair market value of such Transferred Units be considered final. The valuation of any such Transferred Interests shall be conducted by a third-party organization selected by a majority of the Members, and which organization shall possess the same level of experience and expertise of similarly situated organizations engaged in the business of conducting valuations of closely-held private limited liability company membership interests.

(c)   Following the expiration of the Exercise Period, the Members that have elected to purchase the Transferred Units (the "Exercising Members") shall have fourteen (14) business days to consummate his, her or its purchase of the Transferred Units (the "Exercise Purchase Deadline").

(d)   If any Exercising Member fails to consummate his, her or its purchase of the Transferred Units prior to the expiration of the Exercise Purchase Deadline, the Exercising Members that consummated his, her or its purchase of the Transferred Units prior to the expiration of the Exercise Purchase Deadline ("Eligible Exercising Members") will then have the right to buy the remaining Transferred Units (the "Remaining Transferred Units") in equal amounts. Such Eligible Exercising Members shall have 30 business days from the expiration of the Exercise Purchase Deadline (the "Subsequent Exercise Period") to decide if he, she or it wants to purchase the Remaining Transferred Units by delivering written notice thereof to Ross Hocknell,   prior to the expiration of the Subsequent Exercise Period. Following the expiration of the Subsequent Exercise Period, each Eligible Exercising Member that has elected to purchase the Remaining Transferred Units (the "Subsequent Exercising Members") shall have fourteen (14) business days to consummate his, her or its purchase of the Remaining Transferred Units (the "Subsequent Exercise Purchase Deadline").

(e)   If a Subsequent Exercising Member fails to consummate his, her or its purchase of the Remaining Transferred Units prior to the expiration of the Subsequent Exercise Purchase Deadline, or no Member elects to become an Exercising Member, then upon the unanimous vote of all Members, but excluding the vote of the Transferring Member, the Company may choose to allow a non-Member to purchase the Transferred Units or Remaining Transferred Units, as applicable; provided that prior to the purchase of the foregoing, such non-Member agrees in writing to be bound by the terms and conditions of this Agreement.

(f)   The name of the Company may be amended by Ross Hocknell at any time and from time to time; provided that notice of such name change shall be given to all Members.

8.   DISSOLUTION

Should the Company be dissolved by unanimous vote, the Company will be liquidated, and the debts will be paid. All remaining funds after the debts have been paid will be distributed within 15 business days based on the percentage of ownership interest outlined in this Agreement.

9.   AMENDMENTS

(a)   Amendments to this Agreement, excluding amendments pursuant to Section 7(f), shall be made upon the unanimous and written consent of all Members. Such Amendments must be in writing and signed by all Members.

(b)   All amendments, notices, requests, claims, demands, and other communications between the Members shall be in writing and provided to all Members.

10.   DISPUTE RESOLUTION

(a)   The Members will attempt to resolve any dispute arising out of or relating to the Company or this Agreement through friendly negotiations. If the matter is not resolved by negotiation, the Members will resolve the dispute as follows:

(i)   Any controversies or disputes arising out of or relating to this Agreement by any Member will be submitted to mediation in accordance with any statutory rules of mediation in the state of New York.

(ii)   If mediation is not successful in resolving the matter, the entire dispute or the unresolved issues will be submitted to final and binding arbitration under the rules of the American Arbitration Association. The arbitrator's award will be final, and judgment may be entered upon it by any court having proper jurisdiction.

(b)   Venue for mediation and arbitration will be in the defendant Members jurisdiction. If there are multiple defendant Members, the defendant Members will agree on venue.

Venue must be provided to the plaintiff Member within 10 business days, otherwise venue will be at the discretion of the plaintiff Member.

       IN WITNESS WHEREOF, this Agreement has been executed and delivered in the manner prescribed as of the Effective Date first written above.

Ross Hocknell
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11th July 2024
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Date